UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: February 28, 2006
SCHEDULE 13D	Estimated average burden hours per response. . 15

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Linn Energy, LLC

(Name of Issuer)

Units Representing Limited Liability Company Interests

(Title of Class of Securities)

536020 10 0

(CUSIP Number)

Michael P. Dalton

777 Walker Street, Suite 2530

Houston, Texas 77002

(713) 225-4800

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 15, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 536020 10 0

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Quantum Energy Partners II, LP 76-0692183

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO (please see Item 3)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 10,144,585 units (1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 10,144,585 units (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,144,585 units (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 36.5%

14.	Type of Reporting Person (See Instructions) PN

(1)           On February 15, 2006, a total of 682,430 units held by the Reporting Persons were redeemed by the Issuer in connection with the exercise by various underwriters of their option to purchase additional units of the Issuer, which option was granted to the underwriters in connection with the initial public offering of the Issuer’s units.

CUSIP No. 536020 10 0

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Quantum Energy Management II, LP 76-0691789

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO (please see Item 3)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 10,144,585 units (1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 10,144,585 units (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,144,585 units (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 36.5%

14.	Type of Reporting Person (See Instructions) PN

(1)           On February 15, 2006, a total of 682,430 units held by the Reporting Persons were redeemed by the Issuer in connection with the exercise by various underwriters of their option to purchase additional units of the Issuer, which option was granted to the underwriters in connection with the initial public offering of the Issuer’s units.

CUSIP No. 536020 10 0

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Quantum Energy Management II, LLC 76-0691787

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO (please see Item 3)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 10,144,585 units (1)

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 10,144,585 units (1)

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,144,585 units (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 36.5%

14.	Type of Reporting Person (See Instructions) OO – limited liability company

(1)           On February 15, 2006, a total of 682,430 units held by the Reporting Persons were redeemed by the Issuer in connection with the exercise by various underwriters of their option to purchase additional units of the Issuer, which option was granted to the underwriters in connection with the initial public offering of the Issuer’s units.

Item 1.	Security and Issuer

This statement on Schedule 13D (“Schedule 13D”) relates to units representing limited liability company interests (“Units”) in Linn Energy, LLC, a Delaware limited liability company (the “Issuer”), whose principal executive offices are located at 650 Washington Road, 8th Floor, Pittsburgh, Pennsylvania 15228.

Item 2.	Identity and Background

(a)  This Schedule 13D is jointly filed by (i) Quantum Energy Partners II, LP, a Delaware limited partnership (“QEP”), (ii) Quantum Energy Management II, LP, a Delaware limited partnership (“QEM-LP”), and (iii) Quantum Energy Management II, LLC, a Delaware limited liability company (“QEM - LLC,” and together with QEP and QEM-LP, the “Reporting Persons”).

QEP’s sole general partner is QEM-LP, whose sole general partner is QEM-LLC.
(b) The business address of each of QEP, QEM-LP and QEM-LLC is 777 Walker Street, Houston, Texas 77002.

(c)  The principal business of QEP is to invest in oil and gas exploration and production companies focused on growing reserves through acquisition, exploitation, and exploration, as well as mid-stream, gas storage and independent power companies.  The principal business of QEM-LP is to serve as the general partner of QEP and other limited partnerships affiliated with QEM-LP.  The principal business of QEM-LLC is to serve as the general partner of QEM-LP and other limited partnerships affiliated with QEM-LLC.

(d) – (e)  During the past five years, none of the Reporting Persons has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

In accordance with the provisions of General Instruction C to Schedule 13D, the information concerning each person controlling the Reporting Persons (collectively, the “Listed Persons”) required by Item 2 of Schedule 13D is provided on Schedule 1 hereto and is incorporated by reference herein.  To the Reporting Persons’ knowledge, none of the Listed Persons has been, during the last five years, (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

Prior to the closing of the Issuer’s initial public offering of 11,750,000 Units (the “Offering”) on January 19, 2006, QEP owned a membership interest in the Issuer which entitled it to 91.891% of the distributions of the Issuer (“QEP’s Membership Interest”).  Immediately following the closing of the Offering and pursuant to the terms of the Stakeholders’ Agreement described in Item 6 of this Schedule 13D, QEP’s Membership Interest was partially redeemed by the Issuer for approximately $95.3 million and the remainder was exchanged for 10,827,015 Units.

On February 15, 2006, a total of 682,430 Units held by the Reporting Persons were redeemed by the Issuer in connection with the exercise by various underwriters of their option to purchase additional Units of the Issuer, which option was granted to the underwriters in connection with the initial public offering of the Issuer’s Units.

Item 4.	Purpose of Transaction

The Units reported in Item 3 above and on Schedule 1were acquired for investment purposes.  Mr. Toby R. Neugebauer, a Manager and the Vice President of QEM-LLC, is the Chairman of the Board of Directors of the Issuer, and through such position has the ability to influence the management policies of the Issuer with the aim of increasing the value of the Issuer, and thus, the Reporting Persons’ investment.

Pursuant to a Stakeholders’ Agreement entered into by and among the pre-Offering members of the Issuer on June 2, 2005, QEP has the right to require, for the benefit of itself and certain non-affiliated equity investors, the registration of the Units acquired by them upon consummation of the Offering. Subject to the terms of the Stakeholders’ Agreement, QEP and/or certain of its permitted transferees are entitled to make three such demands for registration. In addition, QEP, such non-affiliated equity investors and/or their respective permitted transferees may include any of their Units in a registration by the Issuer of other Units, including Units offered by the Issuer or any unitholder, subject to customary exceptions.

As of the date of this Schedule 13D, none of the Reporting Persons and, to the Reporting Persons’ knowledge, none of the Listed Persons has any plans or proposals which relate to or would result in any of the following actions, except as disclosed herein and except that the Reporting Persons or their affiliates or the Listed Persons may, from time to time or at any time, subject to market and general economic conditions, the expiration of the 180-day lock-up agreement entered into by QEP in connection with the Offering, the requirements of federal or state securities laws and other factors, purchase additional Units in the open market, in privately negotiated transactions or otherwise, or sell at any time all or a portion of the Units now owned or hereafter acquired by them to one or more purchasers:

	•	the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

	•	an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

	•	a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

	•	any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

	•	any material change in the present capitalization or distribution policy of the Issuer;

	•	any other material change in the Issuer’s business or limited liability company structure;

•

changes in the Issuer’s certificate of formation, limited liability company agreement or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

•

causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

	•	a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

	•	any action similar to any of those enumerated above.

Depending on the factors described in the preceding paragraph, and other factors which may arise in the future, the Reporting Persons or the Listed Persons may be involved in such matters and, depending on the facts and circumstances at such time, may formulate a plan with respect to such matters.  In addition, the Reporting Persons or the Listed Persons may entertain discussions with, or make proposals to, the Issuer, to other unitholders of the Issuer or to third parties.

References to, and descriptions of, the Stakeholders’ Agreement in this Item 4 are qualified in their entirety by reference to the Stakeholders’ Agreement filed as Exhibit 10.4 to the Issuer’s Registration Statement on Form S-1 (File No. 333-125501) on June 3, 2005, which is incorporated by reference into this Item 4 in its entirety.

Item 5.	Interest in Securities of the Issuer

(a)           (1)           QEP is the record and beneficial owner of 10,144,585 Units, which, based on calculations made in accordance with Rule 13d-3 (“Rule 13d-3”) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and there being 27,812,500 Units outstanding as of February 15, 2006, constitutes 36.5% of the outstanding Units.

(2)           QEM-LP, as the sole general partner of QEP, may, pursuant to Rule 13d-3, be deemed to beneficially own 10,144,585 Units, which, based on calculations made in accordance with Rule 13d-3 and there being 27,812,500 Units outstanding as of February 15, 2006, constitutes 36.5% of the outstanding Units.

(3)           QEM-LLC, as the sole general partner of QEM-LP, may, pursuant to Rule 13d-3, be deemed to beneficially own 10,144,585 Units, which, based on calculations made in accordance with Rule 13d-3 and there being 27,812,500 Units outstanding as of February 15, 2006, constitutes 36.5% of the outstanding Units.

(b) The information set forth in Items 7 through 11 of the cover pages hereto is incorporated herein by reference. See Schedule 1 for the information applicable to the Listed Persons.

(c)         Except as described in Item 3 above or elsewhere in this Schedule 13D, none of the Reporting Persons or, to the Reporting Persons’ knowledge, the Listed Persons has effected any transactions in the Units during the past 60 days or since the most recent filing of Schedule 13D, whichever is less.

(d)        The Reporting Persons and certain of the Listed Persons, through their direct or indirect interests in the Reporting Persons, have the right to receive distributions from, and the proceeds from the sale of, the respective Units reported by the Reporting Persons on the cover pages of this Schedule 13D and in this Item 5.  No other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of distributions from, or the proceeds from the sale of, the Units beneficially owned by the Reporting Persons.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
The information provided in or incorporated by reference into Item 3 and Item 4 is hereby incorporated by reference herein.
Stakeholders’ Agreement

Prior to consummation of the Offering, Michael C. Linn, Roland P. Keddie, Gerald W. Merriam, QEP, Clark Partners I, L.P., Kings Highway Investment, LLC and Wauwinet Energy Partners, LLC, constituting all of the pre-Offering members of the Issuer, entered into a Stakeholders’ Agreement relating to:

• the redemption and/or exchange, as applicable, of their respective membership interests in the Issuer;
• certain corporate governance matters; and
• registration rights for the benefit of certain of such pre-Offering members.

Redemption and Equity Exchange

Pursuant to the terms of the Stakeholders’ Agreement, at the closing of the Offering, a portion of the Issuer’s pre-Offering members’ membership interests were redeemed for cash with proceeds from the Offering, and immediately following such redemption, the remaining membership interests of all of the Issuer’s pre-Offering members were exchanged for Units.  Each pre-Offering member was allocated cash and/or Units based on a formula that was tied to the initial public offering price of $21.00 per Unit.  Specifically, the Stakeholders’ Agreement provided that upon the closing of the Offering, a “residual equity value” of the Issuer was determined by subtracting from the total post-Offering market capitalization of the Issuer:

•

the amount of the Offering proceeds used to reduce indebtedness outstanding under the Issuer’s revolving credit facility and repay in full the borrowings under the Issuer’s subordinated term loan ($122 million in the aggregate);

•

the Offering expenses, which included one-time bonus payments made upon completion of the Offering to each of the Chief Executive Officer and the Executive Vice President and Chief Financial Officer of the Issuer; and

•	the value of the restricted Units issued to the Executive Vice President and Chief Financial Officer of the Issuer upon completion of the Offering.

The “residual equity value” was allocated to the Issuer’s pre-Offering members based on the liquidating distribution provisions of the Issuer’s limited liability company agreement prior to the amendment of that agreement concurrently with the Offering. The “residual equity value” allocated to QEP, Clark Partners I, L.P., Kings Highway Investment, LLC and Wauwinet Energy Partners, LLC was further adjusted by adding offering expenses associated with the exercise of the underwriters’ option to purchase additional Units in proportion to their respective initial investments in the Issuer.

In addition, pursuant to the terms of the Stakeholders’ Agreement, the net proceeds of the exercise of the underwriters’ option to purchase additional Units (approximately $13.7 million) were used to redeem, in proportion to their respective initial investments in the Issuer, a portion of the Units held by QEP, Clark Partners I, L.P., Kings Highway Investment, LLC and Wauwinet Energy Partners, LLC.  An aggregate of 700,000 Units were redeemed as follows: 682,430 Units held directly by QEP and indirectly by the other Reporting Persons; 16,240 Units held by Clark Partners I, L.P.; 1,008 Units held by Kings Highway Investment, LLC; and 322 Units held by Wauwinet Energy Partners, LLC.

Corporate Governance

Pursuant to the Stakeholders’ Agreement, the Issuer’s pre-Offering members agreed to amend and restate the Issuer’s limited liability company agreement simultaneously with the closing of the Offering to do the following, among other things:

•	establish a board of directors consisting of five members, three of whom would be independent and each of whom will be elected annually by the Issuer’s unitholders; and
•	establish an audit committee, a compensation committee, a conflicts committee and a nominating committee.
Registration Rights

Pursuant to the Stakeholders’ Agreement, QEP has the right to require the Issuer, for the benefit of itself and Clark Partners I, L.P., Kings Highway Investment, LLC and Wauwinet Energy Partners, LLC, the registration of the Units acquired by them upon consummation of the Offering. Subject to the terms of the Stakeholders’ Agreement, QEP and/or certain of its permitted transferees are entitled to make three such demands for registration. In addition, QEP, Clark Partners I, L.P., Kings Highway Investment, LLC, Wauwinet Energy Partners, LLC and/or their respective permitted transferees may include any of their Units in a registration by the Issuer of other Units, including Units offered by the Issuer or any unitholder, subject to customary exceptions.

The Issuer’s Second Amended and Restated Limited Liability Company Agreement (the “LLC Agreement”)
Voting Rights
The following matters require the unitholder vote specified below:

Election of members of the board of directors

The LLC Agreement provides that the Issuer will have a board of not less than three and no more than eleven members. Holders of the Issuer’s Units, voting together as a single class, will elect its directors.

Issuance of additional Units	No approval right.

Amendment of the limited liability company agreement	Certain amendments may be made by the Issuer’s board of directors without the approval of the unitholders. Other amendments generally require the approval of a Unit majority.

Merger of the Issuer or the sale of all or substantially all assets	Unit majority.

Dissolution of the Issuer	Unit majority.

Matters requiring the approval of a “Unit majority” require the approval of a majority of the Units outstanding. The LLC Agreement sets forth the full voting rights of the unitholders of the Issuer.
Limited Call Right

If at any time any person owns more than 90% of the then-issued and outstanding membership interests of any class in the Issuer, such person will have the right to acquire all, but not less than all, of the remaining membership interests of the class held by unaffiliated persons as of a record date to be selected by the Issuer’s management, on at least ten but not more than 60 days’ notice. The unitholders are not entitled to dissenters’ rights of appraisal under the LLC Agreement or applicable Delaware law if this limited call right is exercised. The purchase price in the event of this purchase is the greater of:

•

the highest cash price paid by such person for any membership interests of the class purchased within the 90 days preceding the date on which such person first mails notice of its election to purchase those membership interests; or

•	the closing market price as of the date three days before the date the notice is mailed.

To the Reporting Persons’ knowledge, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons and the Listed Persons or between such persons and any person with respect to any securities of the Issuer.

References to, and descriptions of, the Stakeholders’ Agreement in this Item 6 are qualified in their entirety by reference to the Stakeholders’ Agreement filed as Exhibit 10.4 to the Issuer’s Registration Statement on Form S-1 (File No. 333-125501) on June 3, 2005, which agreement is incorporated by reference into this Item 6 in its entirety.  References to, and descriptions of, the Second Amended and Restated Limited Liability Company Agreement of the Issuer in this Item 6 are qualified in their entirety by reference to the Second Amended and Restated Limited Liability Company Agreement filed as Exhibit 3.1 to the Issuer’s Current Report on Form 8-K on January 19, 2006, which agreement is incorporated by reference into this Item 6 in its entirety.

Item 7.	Material to Be Filed as Exhibits
Exhibit A

Stakeholders’ Agreement, dated June 2, 2005 (incorporated by reference to Exhibit 10.4 to the Issuer’s Registration Statement on Form S-1 (File No. 333-125501) filed with the Securities and Exchange Commission on June 3, 2005).

Exhibit B

Second Amended and Restated Limited Liability Company Agreement of the Issuer, dated January 19, 2006 (incorporated by reference to Exhibit 3.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on January 19, 2006).

	Exhibit C	Joint Filing Statement (filed herewith).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 17, 2006

Quantum Energy Partners II, LP

By: Quantum Energy Management II, LP, its general partner

By: Quantum Energy Management II, LLC, its general partner

By:	/s/ Michael A. Denham
Name: Michael A. Denham
Title: Chief Financial Officer

Quantum Energy Management II, LP

By: Quantum Energy Management II, LLC, its general partner

By:	/s/ Michael A. Denham
Name: Michael A. Denham
Title: Chief Financial Officer

Quantum Energy Management II, LLC

By:	/s/ Michael A. Denham
Name: Michael A. Denham
Title: Chief Financial Officer

Schedule 1

Executive Officers of Quantum Energy Management II, LLC

Name:  S. Wil VanLoh, Jr., President

Address:  777 Walker Street, Suite 2530, Houston, Texas 77002

Principal Occupation:  Managing Partner, Quantum Energy Partners

Citizenship:  United States

Amount Beneficially Owned:  100,000 Units*

Name:  Toby R. Neugebauer, Vice President

Address:  777 Walker Street, Suite 2530, Houston, Texas 77002

Principal Occupation:  Managing Partner, Quantum Energy Partners

Citizenship:  United States

Amount Beneficially Owned:  100,000 Units*

Name:  Michael A. Denham, Chief Financial Officer and General Counsel

Address:  777 Walker Street, Suite 2530, Houston, Texas 77002

Principal Occupation:  Chief Financial Officer, Quantum Energy Partners

Citizenship:  United States

Amount Beneficially Owned:  600 Units*

Name:  John H. Campbell, Jr., Senior Vice President

Address:  777 Walker Street, Suite 2530, Houston, Texas 77002

Principal Occupation:  Senior Vice President, Quantum Energy Partners

Citizenship:  United States

Amount Beneficially Owned:  15,000 Units*

Name:  Michael P. Dalton, Vice President

Address:  777 Walker Street, Suite 2530, Houston, Texas 77002

Principal Occupation:  Vice President, Quantum Energy Partners

Citizenship:  United States

Amount Beneficially Owned:  1200 Units*

Managers of Quantum Energy Management II, LLC

Name:  A.V. Jones, Jr.

Address:  216 Hill Street, Albany, Texas 76430

Principal Occupation:  Managing Partner, Quantum Energy Partners

Citizenship:  United States

Amount Beneficially Owned:  0 Units

Name:  K.C. Jones

Address:  216 Hill Street, Albany, Texas 76430

Principal Occupation:  Manager, Quantum Energy Management II, LLC

Citizenship:  United States

Amount Beneficially Owned:  0 Units

Name:  S. Wil VanLoh, Jr.

Address:  777 Walker Street, Suite 2530, Houston, Texas 77002

Principal Occupation:  Managing Partner, Quantum Energy Partners

Citizenship:  United States

Amount Beneficially Owned:  100,000 Units*

Name:  Toby R. Neugebauer

Address:  777 Walker Street, Suite 2530, Houston, Texas 77002

Principal Occupation:  Managing Partner, Quantum Energy Partners

Citizenship:  United States

Amount Beneficially Owned:  100,000 Units*

*  Acquired through the Directed Unit Program conducted by the Issuer in connection with its initial public offering at a price of $21.00 per Unit.

EXHIBIT INDEX

Exhibit A

Stakeholders’ Agreement, dated June 2, 2005 (incorporated by reference to Exhibit 10.4 to the Issuer’s Registration Statement on Form S-1 (File No. 333-125501) filed with the Securities and Exchange Commission on June 3, 2005).

Exhibit B

Second Amended and Restated Limited Liability Company Agreement of the Issuer, dated January 19, 2006 (incorporated by reference to Exhibit 3.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on January 19, 2006).

Exhibit C	Joint Filing Statement (filed herewith).

Exhibit C

Joint Filing Statement

We, the undersigned, hereby express our agreement that the attached Schedule 13D is, and any further amendments thereto signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934.  This agreement may be terminated with respect to the obligations to jointly file future amendments to such statement on Schedule 13D as to any of the undersigned upon such person giving written notice thereof to each of the other persons signatory hereto, at the principal office thereof.

Dated: February 17, 2006

Quantum Energy Partners II, LP

By: Quantum Energy Management II, LP, its general partner

By: Quantum Energy Management II, LLC, its general partner

By:	/s/ Michael A. Denham
Name: Michael A. Denham
Title: Chief Financial Officer

Quantum Energy Management II, LP

By: Quantum Energy Management II, LLC, its general partner

By:	/s/ Michael A. Denham
Name: Michael A. Denham
Title: Chief Financial Officer

Quantum Energy Management II, LLC

By:	/s/ Michael A. Denham
Name: Michael A. Denham
Title: Chief Financial Officer